EXHIBIT 3


L ENTERTAINMENT INVESTORS, INC.
45 WOODBRIDGE DRIVE
EAST GREENWICH, RHODE ISLAND 02818
(401) 965-8865 Phone
(888) 325-9059 Fax



                                                             September 25, 2001

BY FACSIMILE AND FEDERAL EXPRESS

Mr. David Friedensohn
Chairman of the Board
BigStar Entertainment, Inc.
19 Fulton Street
New York, NY  10038-2100

Dear Mr. Friedensohn:

         I would first like to take the opportunity to thank you for meeting with me back in early July. Although your time with me was short, I did have time to talk in greater detail with George Horowitz who gave me a run-down of BigStar (hereafter, "BigStar" or the "Company"). What has been accomplished with BigStar to date is certainly admirable, and has set the foundation for the Company's future success. Just surviving in today's marketplace is an achievement in and of itself.

         But now, the board of directors has decided that BigStar is for sale. The Company has sold off Advaya and hired outside financial advisors to determine its next move. BigStar's most recent Form 10-K states that the board is looking into merging or selling BigStar's assets to one or more third parties in an effort to maximize stockholder value.

         On September 17, the Company filed a Form 8-K stating that it has entered into a letter of intent to be acquired by Athlete.com, Inc. Although the transaction is structured as an acquisition by BigStar of the Athlete.com stock, the transaction would give the Athlete.com stockholders control over the combined enterprise. At this point, BigStar has not released any information regarding Athlete.com or its offer, nor does this company (which is, by its name, a dot-com) have a website for BigStar's stockholders to click to and see what this company is about. Furthermore, the Form 8-K filed by the Company states that the deal is conditioned upon the contribution of $2 million in new equity financing. It is unclear whether that equity is being raised by BigStar, by Athlete.com, or elsewhere, nor is it clear how the infusion of such a large amount of capital in comparison to BigStar's current market capitalization will dilute the existing BigStar stockholders.

         As you can tell, I have a lot of questions regarding this transaction. As you noted, the Company must try to maximize stockholder value. I, too, wish to maximize stockholder value - -for both myself, as well as for the other BigStar stockholders. Accordingly, L Entertainment Investors, Inc. wishes to itself make an offer for BigStar.

         I would ask the board of directors to consider the following offer: L Entertainment Investors, Inc., a Delaware corporation, will enter into an agreement with BigStar pursuant to which a newly-created subsidiary of L Entertainment will merge with and into BigStar. The current BigStar stockholders would receive cash equal to $0.08 per share (which amount will come from L Entertainment) and will retain a sixty percent (60%) interest in BigStar. L Entertainment will receive preferred stock that is convertible into common stock representing a forty percent (40%) interest in BigStar. The preferred stock will be preferred in name only, and will not entitle the preferred stockholders to a preference upon liquidation. The preferred stock would entitle its holders to ten (10) votes per share, and upon consummation of the merger, the L
Entertainment directors would be the directors of the merged entity. L Entertainment and its affiliates currently own approximately two percent (2%) of BigStar, and those shares would be cancelled as part of the merger. At today's market price of $0.11 per share, I estimate that this would result in each current BigStar stockholder receiving consideration worth almost $0.15 per share, which represents approximately a 34% premium over today's market price and a price the stock has not seen since mid-July. I believe that the stockholders would approve of this offer, and look forward to putting this to their vote.

         Of course, the preceding offer is conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including board and stockholder approval, waiver of any anti-takeover provisions and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for all contingent liabilities. L Entertainment is prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies.

         I would look forward to meeting with you again, as well as with the entire BigStar board of directors to discuss this offer. I can be reached at
(401) 276-6613 or at the above number.

                                   Sincerely,



                                  Stuart Lazar
                                  President and CEO
                                  L Entertainment Investors, Inc.

Cc:      George Horowitz